

Mail Stop 3561

December 7, 2017

T. Michael Ansley
President and Chairman
Bagger Dave's Burger Tavern, Inc.
807 W. Front Street
Traverse City, MI 49684

> **Re:** **Bagger Dave's Burger Tavern, Inc.**
> **Schedule 13E-3 filed by Bagger Dave's Burger Tavern, Inc.**
> **Filed November 13, 2017**
> **File No. 005-90173**
>
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 13, 2017**
> **File No. 000-55702**

Dear Mr. Ansley:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by amending your filings or by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3

1. We note that T. Michael Ansley beneficially owns 41.8% of your common stock as of October 1, 2017. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosure. Please include Mr. Ansley as a filing person in the going private transaction and revise your Schedule 13E-3 and Information Statement as applicable. Alternatively, please advise us why Mr. Ansley should not be viewed as an affiliate engaged in the Rule 13e-3 transaction.

<u>Item 13. Financial Statements, page 6</u>

2. General Instruction F to Schedule 13E-3 states that information contained in exhibits to the statement may be incorporated by reference in answer or partial answer to any item. Disclosure in Item 13 incorporates by reference information from a section of the Information Statement that is devoid of the actual financial statement information. Please include the information required by Item 1010(a) of Regulation M-A or include such information as an exhibit to the Schedule 13E-3 in accordance with General Instruction F.

<u>Preliminary Information Statement on Schedule 14C</u>

<u>General</u>

3. Please tell us the basis for your belief that an information statement on Schedule 14C is the appropriate schedule to be filed. In this regard, you disclose that you obtained the consent of the holders representing "a majority of outstanding voting shares" in favor of the proposals described in the information statement. In your response, please describe the actions, the persons involved, and the sequence of events by which consents were obtained. Please also provide an analysis whether these activities constitute a "solicitation" as defined within Rule 14a-1(1), and, if so, whether an exemption was available under Exchange Act Rule 14a-2.

4. You state on page 2 that the actions described in the information statement "will be effective 20 days from the mailing of the Information Statement, which is expected to take place on November 18, 2017." Please clarify whether, and if so on what date, you have mailed the preliminary information statement given that you filed the preliminary information statement on November 13, 2017. Refer to Exchange Act Rule 14c-5(a).

5. We note your disclosure on page 6 that after you become a non-reporting entity, your stock will remain on the Grey Sheets. Please reconcile this disclosure with your statements on pages 5 and 11 that your stock will trade on the Pink Sheets after the reverse/forward split.

6. Please note that the information required by Items 7, 8 and 9 of Schedule 13E-3 must be prominently disclosed in a section entitled "Special Factors" located in the forepart of the disclosure document. See Rule 13e-3(e)(1)(ii). Accordingly, please revise.

<u>Cover Page</u>

7. Please include on the outside front cover page of the information statement the legend required by Rule 13e-3(e)(1)(iii). Refer to the Instructions to Rule 13e-3(e)(1).

What does the Board of Directors of the Company think of the Reverse/Forward Split, page 5

8. Please clarify in the answer to this question that the board has determined the Reverse/Forward split is fair to unaffiliated stockholders.

Fairness of the Transaction, page 11

9. Among the material factors listed in the Board's fairness determination, please revise to indicate, to the extent practicable, the weight assigned to each factor. *See* Item 1014(b) of Regulation M-A.

10. Please clarify in the bulleted list on page 12 whether the board considered as factors regarding the fairness of the transaction the determination not to obtain a fairness opinion or appraisal and the determination not to form a special committee or certain other procedural protections.

Detailed Discussion and Reasons for the Reverse/Forward Split, page 12

11. We note your disclosure that you had an operating loss for the year ended December 25, 2016, and had an operating loss for the quarter ended September 24, 2017. Please specify the constituency, if any, expected to become the beneficiary of future use of any net operating loss carryforwards. Quantify that benefit to the extent practicable. *See* Instruction 2 to Item 1013(d) of Regulation M-A.

Fairness of the Reverse/Forward Split to Stockholders, page 14

12. You state that you determined that current and historical market prices of your common stock "were the best measures of the fairness of the cash out price." Given that quotations for your stock exceeded the cash payment during the period March 26 through September 24, 2017, please discuss how the board analyzed historic market prices beyond the 30-day period immediately prior to the record date.

13. Please state whether any offer of the type described in paragraph (viii) of Instruction 2 to Item 1014 of Regulation M-A has been received, and if such an offer has been received, describe the offer and state the reasons for its rejection. *See* General Instruction E to Schedule 13E-3.

14. Please revise to indicate explicitly, if true, which affiliates will become the direct beneficiaries of the cost savings associated with you no longer having to comply with the provisions of certain federal securities laws. *See* Instruction 2 to Item 1013(d) of Regulation M-A.

Financial Information, page 21

15. We note that financial information from your filed annual and quarterly reports have been indirectly incorporated by reference into the Schedule 13E-3 through the related Schedule 14C in order to satisfy the disclosure obligation under Item 13 of Schedule 13E-3. Under Instruction 1 to Item 13 of Schedule 13E-3, however, you are required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A. Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3. Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm. This interpretation provides guidance on complying with a nearly identical instruction that applies to Item 10 of Schedule TO.

16. We note that you attempt to "forward incorporate" by reference any future filings filed with the SEC pursuant to Sections 13, 14 or 15(d) of the Exchange Act. Schedule 13E-3 does not permit forward incorporation by reference. Notwithstanding the issuer's existing obligations under Rules 13e-3(d)(2) and 13e-3(b)(1), please confirm, and revise this disclosure to the extent necessary to make clear that the Schedule 13E-3 will be amended, if true, to reflect information incorporated by reference from periodic reports filed after the information statement is distributed.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601, Nicholas Panos, Office of Mergers and Acquisitions, at (202) 551-3266, Bryan Hough, Office of Mergers and Acquisitions, at (202) 551-8625 or me at (202) 551-3217 with any questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Richard Jones, Esq.
Jones & Haley, P.C.